UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):				☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):				☐

International Game Technology PLC Announces Agreement to Acquire iSoftBet

International Game Technology PLC (NYSE:IGT) ("IGT" or the “Company”) today announced that it has entered into a definitive agreement to acquire iSoftBet, a leading igaming content provider and third-party game aggregator, for approximately €160 million in cash.

The acquisition will more than double the IGT PlayDigital content library to approximately 225 proprietary games, in addition to providing a world-class, proprietary game aggregation platform to distribute third-party games, and leading data-driven promotional and user-engagement tools.

The acquisition is expected to be completed during the second quarter of 2022, subject to the satisfaction of customary closing conditions.

The following exhibit is furnished herewith:

Exhibit Number	Description
99.1	News Release “International Game Technology PLC Announces Agreement to Acquire iSoftBet” dated April 11, 2022

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release “International Game Technology PLC Announces Agreement to Acquire iSoftBet” dated April 11, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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